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May 10, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:       Erin Purnell

Asia Timmons-Pierce

Re:         Rodgers Silicon Valley Acquisition

Corp Registration Statement on Form S-4

Filed March 8, 2021

File No. 333-253976

Dear Ms. Purnell and Ms. Timmons-Pierce:

On behalf of Rodgers Silicon Valley Acquisition Corp. (the “Company”), we are hereby responding to the letter dated April 5, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-253976 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Form S-4 filed March 8, 2021

General

1.	Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement as requested.

2.	Please disclose the financial projections and assumptions for Enovix.

Response: The Company acknowledges the Staff’s comment and has disclosed the financial projections and assumptions for Enovix beginning on page 93 of the Amended Registration Statement.

Rodgers Silicon Valley Acquisition Corp

Questions and Answers About the Proposals

Q: Are there any arrangements to help ensure that RSVAC will have sufficient funds..., page 6

3.	We note your disclosure regarding your anticipated uses of the funds from the trust. Please revise to clarify how the PIPE funds will be used.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 6 of the Amended Registration Statement to clarify how the PIPE funds will be used.

Q: What interests do RSVAC’s current officers and directors have in the Business Combination?, page 7

4.	Please provide the amount of out-of-pocket expenses that have been incurred. Please also quantify the interests that each of your sponsor, current officers and directors will receive in the business combination by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes throughout the proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure in all relevant places throughout the Amended Registration Statement to quantify the interests that each of the sponsor, current officers and directors will receive in the business combination, the out of pocket expenses and the value of the securities as of the most recent practicable date.

As discussed during our telephone call on April 7, 2021, we understand the concerns underlying the Staff’s request to include the PIPE Investors interests may not have been relevant in this transaction because the PIPE Investors (i) subscribed for shares, but have not yet completed the purchase of the shares, and such subscription was not for a price at or below $10.00 per share, and (ii) to the extent they are not currently holders of public shares of the Company, the PIPE Investors will not have the right to vote the shares to be purchased in the PIPE at the special meeting of shareholders. As a result, they do not have interests that conflict with, or are not aligned with, the public shareholders that should need disclosure.

Rodgers Silicon Valley Acquisition Corp

Q: Do I have redemption rights?, page 8

5.	Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure throughout the Amended Registration Statement to indicate the balance in the Trust Account and the per share redemption price based upon the amount of funds in the Trust Account as of a recent date before the filing of the Amended Registration Statement. This information will be updated prior to each filing.

Q: What are the U.S. federal income tax consequences..., page 9

6.	Please revise your disclosure here and on page 107 to clearly state whether the merger will be a taxable transaction. Include risk factor disclosure. In addition, revise the heading on page 107 to remove the word “certain.” Refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has removed the word “certain,” and revised the disclosure on pages 122 through 129 to state whether the merger will be a taxable transaction. The Company has also included Risk Factor disclosure on page 58.

Enovix Corporation, page 15

7.	Please revise your disclosure to describe Enovix in more detail. Clarify that it is a development stage company with no operations. Include disclosure about its history of reported losses, and the fact that its independent accounting firm expressed doubt as to its ability to continue as a going concern. Please also add risk factor disclosure describing Enovix’s reported losses and the going concern opinion.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 17, 26 and 41 of the Amended Registration Statement. The Company respectfully advises the Staff that the financial statements of Enovix disclose the factors which indicate that Enovix’s management has substantial doubt about its ability to continue as a going concern. Enovix’s independent accounting firm did not make reference to such conditions in their opinion and therefore it would not be appropriate to attribute any statements regarding going concern to them.

Parties to the Business Combination

Rodgers Silicon Valley Acquisition Corp, page 15

8.	Please provide the Nasdaq trading price of the securities as of the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and has provided on page 16 the Nasdaq trading price of the securities as of the most recent practicable date.

Rodgers Silicon Valley Acquisition Corp

Enovix’s relationships with its current customers are subject to various risks, page 32

9.	We note your disclosure that some of Enovix’s customers have exclusive rights to purchase Enovix’s batteries for use in certain ways for certain periods of time, which could limit the ability of Enovix to sell batteries to other customers to which Enovix would otherwise be able to sell batteries. Please revise to elaborate on the exclusive rights and limitations on Enovix.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 34 of the Amended Registration Statement.

Risk Factors

RSVAC’s Sponsor, directors and officers have interests in the Business Combination..., page 48

10.	Please revise your disclosure here to separate the discussion of Mr. Rodgers’ conflicts into its own paragraph with its own heading that specifically describes the risk to investors.

Response: The Company acknowledges the Staff’s comment and has provided a separate risk factor to disclose Mr. Rodger’s conflicts on page 53 of the Amended Registration Statement.

11.	Please consider including enhanced disclosure on page 8 and separate risk factor disclosure regarding conflicts of interest of your officers and directors. In that regard, we note that Mr. Reichow is an advisor to RSVAC and was appointed as a director of Enovix. We also note that Mr. Schmitt served as an advisor to RSVAC and was hired as the Executive Vice President of Sales of Enovix during the target evaluation process.

Response: The Company acknowledges the Staff’s comment and has provided enhanced disclosure on pages 83 through 85 and pages 87 and 90 of the Amended Registration Statement, including revising the current risk factor on page 52, to disclose additional conflicts.

We note that neither Mr. Reichow, nor Mr. Schmitt, are members of management or directors of the Company, and did not participate in any of the negotiations, discussions or vote by the directors of the Company with respect to the business combination with Enovix.

Mr. Reichow was appointed as a director of Enovix in November 2020, prior to the Company’s IPO. Mr. Reichow had served in an advisory role as a member of the Company’s Technical Advisory Board (“TAB”) prior to that time and continued to serve as a member of TAB after the IPO. Mr. Reichow did not received any compensation from the Company for serving on TAB and has no interests (economic or otherwise) in the Company that could be deemed to be in conflict with, or do not align with the interests of the public shareholders that we believe requires disclosure in a risk factor.

Rodgers Silicon Valley Acquisition Corp

Mr. Schmitt served as a member of TAB until January 8, 2021, when he was hired by Enovix as its Vice President of Sales and Business Development. Mr. Schmitt is a member of the Sponsor, which entitles him to receive 10,000 Founder Shares at such time that the Sponsor determines to distribute its assets subsequent to the consummation of the Business Combination. However, Mr. Schmitt does not control the Sponsor, and does not otherwise exercise any control over the Company now, nor did he as an advisor. As a result, we do not believe the Mr. Schmitt has interests that are that are in conflict with, or do not align with the interests of the public shareholders, which requires disclosure in a risk factor.

We have included enhanced disclosure about their roles as advisors to the Company in response to Comments 14 and 18 below.

The Combined Entity’s amended and restated certificate of incorporation will..., page 56

12.	We note that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please also revise your disclosure here on and page 208 to state that there is uncertainty as to whether a court would enforce your provision. In that regard, we note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 62 and 229 of the Amended Registration Statement.

Background of the Business Combination, page 73

13.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff's comment and has added a section beginning on page 92 of the Amended Registration Statement titled, “Negotiation of Material Terms of the Merger Agreement.”

14.	We note your disclosure on page 75 that on December 9, 2020, Mr. Reichow was appointed to the board of directors of Enovix. Please revise to state when he was appointed to the Enovix board. Please also clarify Mr. Reichow’s role with RSVAC. Further, we note that throughout this section, you describe Mr. Reichow’s involvement, and it not always clear if he is acting as a representative from Enovix or RSVAC. In each of your discussion regarding Mr. Reichow involvement please be sure to clarify whether he was acting in his capacity as a representative of RSVAC or Enovix.

Response: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on pages 83 through 85 and page 90 of the Amended Registration Statement.

Rodgers Silicon Valley Acquisition Corp

15.	We note your disclosure on pages 1 and 75 that Mr. Rodgers would be excluded from future meetings that related to Enovix and RSVAC. Please revise clarify the types of meetings Mr. Rodgers was excluded from. In that regard, we note that Mr. Rodgers participated in meetings that occurred on various dates throughout December and January.

Response: We have revised the disclosure to clarify that Mr. Rodgers was excluded from all meetings of the Board relating specifically to negotiation of the merger consideration and other material terms of the merger agreement with Enovix, discussions with respect to a business combination with Enovix and the vote of the Board to approve the business combination with Enovix. However, Mr. Rodgers did participate in diligence sessions and other discussions related to business processes and the operations of Enovix. We have clarified disclosure to make that distinction in the Amended Registration Statement.

16.	We note your disclosure on page 83 that Enovix received a fairness opinion prepared by VRC. Please file the fairness opinion as an annex to the proxy statement/prospectus, and include the information required by Item 1015 of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has added disclosure on pages 102 through 103 of the Amended Proxy Statement and has attached the opinion prepared by VRC as Annex F thereto. The Company will also filed the consent of VRC as Exhibit 99.10 to the Amended Proxy Statement.

The Company respectfully advises the Staff that, in light of the conflict of interest stemming from Mr. Rodgers’ participation in the Business Combination as the Company’s Chief Executive Officer and Chairman of the Board and as a member of the board of directors of Enovix, Enovix engaged VRC solely to conduct due diligence and provide an independent review of the Business Combination and consider strategic alternatives consistent with the exercise of the Enovix Special Committee’s fiduciary duties under Delaware law. The reference to the opinion prepared by VRC in the proxy statement/prospectus merely provided the Company’s stockholders with a complete summary of the background of the Business Combination and a full description of the Enovix Special Committee’s robust deliberative process and not because the Company or Enovix regard the information to be relevant or material for the Company’s stockholders to make an informed investment or voting decision on any aspect of the Business Combination.

Rodgers Silicon Valley Acquisition Corp

The opinion prepared by VRC, including its financial analysis, was directed solely to the board of directors of Enovix and designed from Enovix’s perspective only. These materials were neither prepared for nor relied upon by the Company in making its decision to approve the Business Combination and were not shared with the board of directors of the Company or its financial advisors, Oppenheimer & Co. Inc. and ThinkEquity, an independent investment banking firm that rendered a fairness opinion to the board of directors of the Company. Accordingly, the opinion prepared by VRC only addressed the fairness of the consideration to be received by Enovix in the Business Combination from a financial point of view to Enovix and its stockholders and did not address the fairness or appropriateness of the Business Combination to the Company or its stockholders.

Based on these considerations, and given that the Business Combination does not implicate the heightened disclosure requirements and increased scrutiny for a transaction subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, the Company believes the revised disclosures in the Amended Proxy Statement provide its stockholders with all the material information of the Enovix Special Committee’s decision-making process taking into account the material components of VRC’s advice and analysis. Accordingly, we submit that Form S-4 does not require further disclosure to meet the requirements of Item 4(b) of Form S-4, including Item 1015(b)(6) of Regulation M-A

17.	We note your disclosure on page 77 that Enovix needed to demonstrate progress towards improving certain critical business processes. Please revise to disclose the business processes that Enovix needed to improve. We also note your disclosure on page 80 regard RSVAC’s Board concerns regarding Enovix’s lack of progress in improving certain critical business processes. Please elaborate on the nature of the business processes and RSVAC’s Board’s concerns.

Response: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on pages 86 and 89 of the Amended Registration Statement, which elaborate on the nature of the business processes and RSVAC’s Board’s concerns.

18.	Please revise to disclose whether Mr. Schmitt continued as one of RSVAC’s Technical Advisory Board members after he was hired as Executive Vice President of Sales and Marketing of Enovix.

Response: The Company acknowledges the Staff’s comment and revised to disclose that Mr. Schmitt did not continue as a member of TAB after he was hired as Vice President of Sales and Business Development of Enovix on pages 85 and 87 of the Amended Registration Statement.

Rodgers Silicon Valley Acquisition Corp

19.	We note the meeting on January 27, 2021 disclosed on page 80. Please revise to disclose Enterprise Value to be offered to Enovix.

Response: The Company acknowledges the Staff’s comment and revised to disclose the Enterprise Value to be offered to Enovix on pages 90 through 91 of the Amended Registration Statement.

20.	Please disclose the amount of the valuations and not-to-exceed offer amounts discussed at the various meetings. Please also elaborate on the differing viewpoints and counterpoints discussed at the various meetings.

Response: The Company acknowledges the Staff’s comment and revised to disclose the amounts discussed at the meetings as well as the differing viewpoints and counterpoints on pages 90 through 92 of the Amended Registration Statement.

Engagement of Financial Advisor to RSVAC, page 83

21.	Please revise your disclosure to include the compensation paid to ThinkEquity during the past two years including as a result of the current relationship. Refer to Item 1015(4) and (5) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and revised the disclosure to include the compensation paid to ThinkEquity during the past two years including as a result of the current relationship on page 93 of the Amended Registration Statement.

The RSVAC Board’s Reasons for the Approval of the Business Combination, page 83

22.	We note that the only reason addressed in this section is the engagement of the financial advisor. Please expand your disclosure here to explain if there were any other positives or negatives that the board considered in determining whether to approve the business combination.

Response: The Company acknowledges the Staff’s comment and expanded this disclosure by adding a section titled “Other Reasons for the Approval the Business Combination” beginning on page 100 of the Amended Registration Statement.

Rodgers Silicon Valley Acquisition Corp

PROPOSAL 3: THE CHARTER AMENDMENT PROPOSAL, page 115

23.	Please revise to disclose the amendment to your exclusive forum provision. In that regard, we note that your existing charter provides concurrent jurisdiction for claims arising under the Securities Act, and the proposed charter designates the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure in Proposals 3 and 4 of the Amended Registration Statement.

Information About Enovix, page 155

24.	We note your disclosure on page 16 that Enovix was incorporated in 2006. Please revise to provide a brief history of the company’s operations.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 17 of the Amended Registration Statement.

25.	Please revise to provide the basis for your statement that Enovix’s batteries are five years ahead of current industry standard products.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 17 and 175 of the Amended Registration Statement.

26.	Please elaborate on the terms of your funded product development agreements.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 175 of the Amended Registration Statement. The Company respectfully advises the Staff that it has changed the description of these agreements to “Service Revenue contracts” to conform to how these agreements are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enovix” and “Enovix Corporation—Notes to Consolidated Financial Statements” and to more accurately reflect the nature of these agreements.

Please call me at 212 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright

Tahra Wright

Partner